SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

DISTANCE VOTING BALLOT

EGM – BRASKEM S.A. TO BE HELD ON 11/13/2025

Shareholder's Name:
Shareholder's CNPJ or CPF:
E-mail:

Instructions on how to cast your vote:

This remote voting ballot (“Ballot”) must be filled in if the shareholder of Braskem S.A. (“Company”) chooses to exercise his or her right to vote remotely, under the terms of Brazilian Securities and Exchange Commission (“CVM”) Resolution 81, of March 29, 2022 (“CVM Resolution 81”). In this case, it is essential that the fields above are filled in with the full name (or corporate name) of the Company’s shareholder (“Shareholder”) and their registration number with the Ministry of Finance, either as a legal entity (CNPJ) or as an individual (CPF), as well as an e-mail address for possible contact.

In addition, for this Ballot to be considered valid and the votes cast therein to be counted towards the quorum of the Company’s Extraordinary General Meeting to be held on November 13, 2025, at 3:00 p.m., in exclusively digital form, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81 (“Meeting”), the following instructions must be observed:

a.     all fields must be duly filled in;

b.     all pages must be initialed; and

c.      at the end, the Shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation and regulations, must sign the Ballot.

Delivery guidelines, indicating the option to either send directly to the Company or to send completion instructions to the central depository, the bookkeeping agent, or the custodian:

The Shareholder may transmit the instructions for completing the Ballot: (a) directly to the Company (Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050), to the attention of the Investor Relations Department, addressed to Ms. Rosana Cristina Avolio, and/or via email to braskem-ri@braskem.com, with a request for confirmation of receipt; or (b) to service providers qualified to collect and transmit instructions for completing the Voting Bulletin, namely: (i) the central depository where the shares are held; (ii) the Shareholder’s custody agents, if the shares are held in a central depository; or (iii) Itaú Corretora de Valores S.A., as the financial institution contracted by the Company to provide securities bookkeeping services, if the shares are not held in a central depository (Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, ZIP Code 04538-132 and/or via email to atendimentoescrituracao@itauunibanco.com.br, or through the website https://www.itau.com.br/investmentservices/assembleiadigital/ | Shareholder service phone: 3003-9285 (for capitals and metropolitan regions) or 0800 720-9285 (for other locations)).

1.   Submission of the Ballot directly to the Company:

DISTANCE VOTING BALLOT

EGM – BRASKEM S.A. TO BE HELD ON 11/13/2025

Shareholders who choose to exercise their right to vote remotely by submitting the Ballot directly to the Company, pursuant to item (a) above, must send the following documents to the email address braskem-ri@braskem.com, with a request for confirmation of receipt: (i) the Ballot duly completed, initialed on all pages, and signed (including the possibility of signing via digital certificate); (ii) a statement of their shareholding position, issued by the custodian institution or by the bookkeeping agent of the Company’s shares, depending on whether the shares are held in a central depository or not; and (iii) a copy of the following documents:

•        for individuals: photo ID and CPF of the Shareholder (and, in the case of a proxy, the power of attorney, as well as the proxy’s own identification documents);

•        for legal entities: articles of incorporation or bylaws, minutes of election of the Board of Directors (if applicable), and minutes of election of the Executive Officers that include the appointment of the legal representative(s) attending the Shareholders’ Meeting, as well as photo ID and CPF of such legal representative(s); and, in the case of a proxy, the power of attorney and the proxy’s own identification documents; and

•        for investment funds: fund regulations and the articles of incorporation or bylaws of the fund’s administrator, minutes of election of the legal representative(s) attending the Shareholders’ Meeting, as well as photo ID and CPF of such representative(s); and, in the case of a proxy, the power of attorney and the proxy’s own identification documents.

The following identity documents will be accepted, provided they include a photo: RG, RNE, CNH, Passport, or officially recognized professional class cards.

The Company clarifies that it will waive the requirement to send physical copies of the Shareholder representation documents to the Company’s office, as well as the notarization, consularization, apostille, and sworn translation of all representation documents. A simple copy of the original documents sent to the Company’s email address mentioned above will suffice.

The Company does not accept powers of attorney granted electronically by Shareholders (i.e., powers of attorney signed digitally without any digital certification).

Pursuant to Article 27, I of CVM Resolution 81, the remote voting Ballot must be received by the Company no later than four (4) days prior to the date of the Shareholders’ Meeting, i.e., by November 09, 2025 (inclusive). Any Ballot received after this date will be disregarded.

In accordance with Article 46 of CVM Resolution 81, the Company will notify the Shareholder who submitted the Ballot within three (3) days of receipt whether the documents received are satisfactory for the votes to be considered valid, or, if necessary, the procedures and deadlines for any correction or resubmission of the Ballot. Any correction or resubmission must be made by the final deadline for submission, i.e., November 09, 2025 (inclusive).

2.   Submission of the Ballot via service providers:

DISTANCE VOTING BALLOT

EGM – BRASKEM S.A. TO BE HELD ON 11/13/2025

Shareholders who choose to exercise their right to vote remotely through service providers must transmit their voting instructions to the central depository where the shares are held, to their respective custody agents, or to the bookkeeping agent of the Company’s shares, in accordance with the rules established by such entities. To do so, Shareholders must contact the central depository, their custody agents, or the bookkeeping agent, depending on whether their shares are held in a central depository, and verify the procedures established by them for issuing voting instructions via the Ballot, as well as the documents, deadlines, and information required for such purpose.

Postal and electronic address for submission of the distance voting Ballot, in case the shareholder wishes to deliver the document directly to the Company / Guidelines regarding the electronic system for participation in the shareholders’ meeting, if such form of participation is admitted:

As previously mentioned in the item above, the Shareholder must send their Ballot to the following address: Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, to the attention of the Investor Relations Department, addressed to Ms. Rosana Cristina Avolio, and/or send it via email to braskem-ri@braskem.com, with a request for confirmation of receipt.

It is also worth noting that the Management Proposal of the Company, including the information and documents required under CVM Resolution 81, is available to Shareholders at the Company’s office located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, ZIP Code 05501-050, on its website (http://www.braskem-ri.com.br), on the CVM website (www.cvm.gov.br), and on the website of B3 S.A. – Brasil, Bolsa, Balcão  (“B3”) (www.b3.com.br).

Identification of the institution contracted by the Company to provide securities bookkeeping services, including name, physical and electronic address, telephone number, and contact person:

As previously mentioned in the item above, the Shareholder must send their Ballot to the following address: Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, ZIP Code 04538-132, and/or via email to atendimentoescrituracao@itau-unibanco.com.br, or through the website: https://www.itau.com.br/investmentservices/assembleia-digital/.

The Shareholder service phone numbers are: 3003-9285 (for capitals and metropolitan regions) or 0800 720-9285 (for other locations).

DISTANCE VOTING BALLOT

EGM – BRASKEM S.A. TO BE HELD ON 11/13/2025

Resolutions/Matters related to the Extraordinary Shareholders’ Meeting (EGM):

Ordinary Resolution

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

1.   Replacement of one (1) effective member of the Company’s Board of Directors appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and by NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”), to complete the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025.

[ ] Approve [ ] Reject [ ] Abstain

Ordinary Resolution

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

2.   Amendment to article 2 of the Company's Bylaws, to improve its wording by aligning the description of the corporate purpose with the current reality of the activities performed by the Company.

[ ] Approve [ ] Reject [ ] Abstain

Ordinary Resolution

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

3.   Inclusion of a provision in the Company's Bylaws to detail the rules and procedures for the election of the Board of Directors.

[ ] Approve [ ] Reject [ ] Abstain

Ordinary Resolution

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

4.   Amendment to article 26 of the Company's Bylaws to: (a) update the approval thresholds of the Board of Directors; (b) authorize the Board of Directors to decide on the maintenance or monetary adjustment of such thresholds; and (c) remove from the Board of Directors’ responsibilities the selection and replacement of the independent auditors of the subsidiaries.

[ ] Approve [ ] Reject [ ] Abstain

Ordinary Resolution

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

5.   Due to the amendments resolved in items 2 to 4 above, resolve on the consolidation of the Company's Bylaws, including the renumbering of articles and paragraphs as applicable.

[ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Shareholder’s Name:

Phone Number:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.